May 5, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apex Technology Acquisition Corporation II
Request	for Withdrawal of Registration Statement on Form S-1
File	No. 333-257728

Ladies and Gentlemen:

On July 7, 2021, Apex Technology Acquisition Corporation II, a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-257728) (together with the exhibits and supplements thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement. Pursuant to Rule 477 under the Securities Act, the Company hereby withdraws the Registration Statement.

Please feel free to contact Lijia Sanchez, Esq., legal counsel to the Company, at 212-370-1300 if you have any questions. Thank you for your assistance with this matter.

Sincerely,

Apex Technology Acquisition Corporation II

By:	/s/ Brad Koenig
Brad Koenig
Co-Chief Executive Officer